**EXHIBIT 99.1**



**CONTACTS:**

Media Relations:
Mel Scott
713-570-4553
scottm@calpine.com

**NEWS RELEASE**

Investor Relations:
Norma Dunn
713-830-8883
norma.dunn@calpine.com

## Calpine Initial Market Capitalization Value Determined

(HOUSTON and SAN JOSE, Calif.) March 25, 2008 – Calpine Corporation (NYSE: CPN) announced today that its "Emergence Date Market Capitalization," calculated pursuant to its amended and restated certificate of incorporation, was approximately $8.6 billion. If, prior to February 1, 2013, Calpine's Market Capitalization declines 35 percent from the Emergence Date Market Capitalization and 25 percentage points of ownership change has occurred (for the purposes of Section 382 of the Internal Revenue Code), Calpine's Board shall meet to determine whether to impose trading restrictions in accordance with Article VII of the amended and restated certificate of incorporation. The trading restrictions are designed to provide Calpine with the ability to preserve its net operating losses for tax purposes. If Calpine's Board of Directors determines to impose such trading restrictions, Calpine is required pursuant to the amended and restated certificate of incorporation to promptly announce the imposition and terms of such trading restrictions.

**About Calpine**

Calpine Corporation is helping meet the needs of an economy that demands more and cleaner sources of electricity. Founded in 1984, Calpine is a major U.S. power company, currently capable of delivering approximately 24,000 megawatts of clean, cost-effective, reliable, and fuel-efficient electricity to customers and communities in 18 states in the United States. Calpine owns, leases, and operates low-carbon, natural gas-fired, and renewable geothermal power plants. Using advanced technologies, Calpine generates electricity in a reliable and environmentally responsible manner for the customers and communities it serves. Please visit http://www.calpine.com for more information.

**Forward Looking Statement**

*In addition to historical information, this release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Words such as "believe," "intend," "expect," "anticipate," "plan," "may," "will" and similar expressions identify forward-looking statements. Such statements include, among others, those concerning expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and that a number of risks and uncertainties could cause actual results to differ materially from those anticipated in the forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) Calpine's ability to implement its business plan; (ii) financial results that may be volatile and may not reflect historical trends; (iii) seasonal fluctuations of result and exposure to variations in weather patterns; (iv) potential volatility in earnings associated with fluctuations in prices for commodities such as natural gas and power; (v) Calpine's ability to manage liquidity needs and comply with covenants related to the Exit Facilities and other existing financing obligations; (vi) Calpine's ability to complete the implementation of its Plan of Reorganization and the discharge of its chapter 11 cases*

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*including successfully resolving any remaining claims: (vii) disruptions in or limitations on the transportation of natural gas and transmission of electricity; (viii) the expiration or termination of power purchase agreements and the related results on revenues; (ix) risks associated with the operation of power plants including unscheduled outages; (x) factors that impact the output of Calpine's  geothermal resources and generation facilities, including unusual or unexpected steam field well and pipeline maintenance and variables associated with the waste water injection projects that supply added water to the steam reservoir; (xi) risks associated with power project development and construction activities; (xii) our ability to attract, retain and motivate key employees including filling certain significant positions within Calpine's management team; (xiii) our ability to attract and retain customers and counterparties; (xiv) competition; (xv) risks associated with marketing and selling power from plants in the evolving energy markets; (xvi) present and possible future claims, litigation and enforcement actions; (xvii) effects of the application of laws or regulations, including changes in laws or regulations or the interpretation thereof; and (xiii) other risks identified from time-to-time in Calpine's reports and registration statements filed with the Securities and Exchange Commission, including, without limitation, the risk factors identified in its Annual Report on Form 10-K for the year ended December 31, 2007. Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements and Calpine undertakes no obligation to update any such statements. Unless specified otherwise, all information set forth in this release is as of today's date.*

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